Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-180052 on Form S-8 of our reports dated March 29, 2012, relating to the combined financial statements of certain entities as described in Note 1 to the combined financial statements (the “RPI Businesses”) (for which the report expresses an unqualified opinion and includes explanatory paragraphs regarding the RPI Businesses’ combined financial statements with assets, liabilities, and a capital structure having carrying values not comparable with prior periods and the RPI Businesses inclusion of allocations of certain operating expenses from General Growth Properties, Inc.) and the related combined financial statement schedule, appearing in this Annual Report on Form 10-K of the RPI Businesses for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 29, 2012